UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Deputy President and Executive Officer Group Chief Financial Officer

Date: August 17, 2017

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2017

On August 14, 2017, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2017 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2017		June 30, 2017		June 30, 2017
Assets:
Cash and due from banks		¥46,865,538		¥47,613,679	$425,274
Call loans and bills bought		1,872,144		1,791,932	16,005
Receivables under resale agreements		899,897		1,182,733	10,564
Receivables under securities borrowing transactions		8,760,390		9,715,907	86,780
Monetary claims bought		4,420,377		4,494,312	40,142
Trading assets		6,755,428		5,770,476	51,541
Money held in trust		3,439		3,031	27
Securities	*2	24,631,792	*2	25,907,211	231,397
Loans and bills discounted	*1	80,237,322	*1	80,334,211	717,526
Foreign exchanges		1,723,867		2,376,993	21,231
Lease receivables and investment assets		2,395,597		2,362,188	21,098
Other assets		7,355,845		7,741,366	69,144
Tangible fixed assets		3,101,642		3,452,976	30,841
Intangible fixed assets		946,506		937,700	8,375
Net defined benefit asset		314,922		322,913	2,884
Deferred tax assets		63,001		59,120	528
Customers’ liabilities for acceptances and guarantees		8,090,111		8,414,410	75,156
Reserve for possible loan losses		(646,215)		(616,426)	(5,506)

Total assets		¥197,791,611		¥201,864,739	$1,803,008

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2017	June 30, 2017	June 30, 2017
Liabilities and net assets:
Liabilities:
Deposits	¥117,830,210	¥118,579,326	$1,059,122
Negotiable certificates of deposit	11,880,937	12,447,459	111,178
Call money and bills sold	2,088,019	1,853,698	16,557
Payables under repurchase agreements	2,715,752	3,479,888	31,082
Payables under securities lending transactions	7,444,655	9,251,234	82,630
Commercial paper	2,311,542	2,425,438	21,663
Trading liabilities	4,704,931	4,996,541	44,628
Borrowed money	10,786,713	11,102,838	99,168
Foreign exchanges	683,252	875,271	7,818
Short-term bonds	1,125,600	1,109,100	9,906
Bonds	8,129,232	8,371,517	74,772
Due to trust account	1,180,976	1,187,030	10,602
Other liabilities	6,880,273	5,710,302	51,003
Reserve for employee bonuses	77,375	29,257	261
Reserve for executive bonuses	3,045	—	—
Net defined benefit liability	59,110	58,553	523
Reserve for executive retirement benefits	2,347	2,023	18
Reserve for point service program	21,744	22,312	199
Reserve for reimbursement of deposits	15,464	11,232	100
Reserve for losses on interest repayment	156,775	138,164	1,234
Reserves under the special laws	1,745	1,881	17
Deferred tax liabilities	335,908	357,626	3,194
Deferred tax liabilities for land revaluation	31,596	31,469	281
Acceptances and guarantees	8,090,111	8,414,410	75,156

Total liabilities	186,557,325	190,456,581	1,701,113

Net assets:
Capital stock	2,337,895	2,337,895	20,882
Capital surplus	757,346	757,355	6,765
Retained earnings	5,036,756	5,172,476	46,199
Treasury stock	(12,913)	(12,605)	(113)

Total stockholders’ equity	8,119,085	8,255,121	73,733

Net unrealized gains (losses) on other securities	1,542,308	1,598,636	14,279
Net deferred gains (losses) on hedges	(42,077)	(47,804)	(427)
Land revaluation excess	38,109	38,157	341
Foreign currency translation adjustments	65,078	32,465	290
Accumulated remeasurements of defined benefit plans	9,034	13,067	117

Total accumulated other comprehensive income	1,612,453	1,634,522	14,599

Stock acquisition rights	3,482	3,315	30
Non-controlling interests	1,499,264	1,515,198	13,533

Total net assets	11,234,286	11,408,158	101,895

Total liabilities and net assets	¥197,791,611	¥201,864,739	$1,803,008

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2016		2017		2017
Ordinary income		¥1,197,817		¥1,361,027	$12,156
Interest income		452,440		536,043	4,788
Interest on loans and discounts		331,003		363,196	3,244
Interest and dividends on securities		61,404		94,994	848
Trust fees		711		883	8
Fees and commissions		260,389		284,225	2,539
Trading income		68,353		63,117	564
Other operating income		381,333		415,615	3,712
Other income	*1	34,588	*1	61,142	546
Ordinary expenses		923,843		1,044,841	9,332
Interest expenses		125,947		173,667	1,551
Interest on deposits		38,723		63,587	568
Fees and commissions payments		41,054		46,864	419
Trading losses		1,814		68	1
Other operating expenses		278,633		341,836	3,053
General and administrative expenses		443,197		453,913	4,054
Other expenses	*2	33,196	*2	28,491	254

Ordinary profit		273,973		316,185	2,824

Extraordinary gains	*3	84	*3	422	4
Extraordinary losses	*4	942	*4	960	9

Income before income taxes		273,115		315,647	2,819

Income taxes		65,665		49,868	445

Profit		207,450		265,779	2,374

Profit attributable to non-controlling interests		23,164		24,257	217

Profit attributable to owners of parent		¥184,285		¥241,521	$2,157

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2016	2017	2017
Profit	¥207,450	¥265,779	$2,374
Other comprehensive income	(241,826)	28,165	252
Net unrealized gains (losses) on other securities	(151,744)	58,717	524
Net deferred gains (losses) on hedges	30,083	(4,644)	(41)
Foreign currency translation adjustments	(133,782)	(24,303)	(217)
Remeasurements of defined benefit plans	10,363	4,061	36
Share of other comprehensive income of affiliates	3,253	(5,665)	(51)

Total comprehensive income	(34,375)	293,944	2,625

Comprehensive income attributable to owners of parent	(25,468)	263,542	2,354
Comprehensive income attributable to non-controlling interests	(8,907)	30,402	272

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2017 which was ¥111.96 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1) Significant changes in the scope of consolidation

    American Railcar Leasing LLC was newly included in the scope of consolidation due to the acquisition of stocks from the period for the three months ended June 30, 2017.

(2) Significant changes in the scope of equity method

    Not applicable.

(Changes in accounting policies)

SMFG and certain domestic consolidated subsidiaries calculated tax expenses based on “Applied special accounting methods used for preparing quarterly consolidated financial statements” in order to prepare a Quarterly Securities Report promptly and effectively due to application of consolidated corporate-tax system from the three months ended June 30, 2017. This accounting method is not adopted retrospectively since the impact of this change is immaterial.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

SMFG and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2018 including the period for the three months ended June 30, 2017.

Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans in “Loans and bills discounted” at March 31, 2017 and June 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	June 30, 2017
Bankrupt loans	¥34,441	¥32,244
Non-accrual loans	558,855	565,920
Past due loans (3 months or more)	22,434	22,261
Restructured loans	252,790	246,464

Risk-monitored loans	¥868,521	¥866,890

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2017 and June 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	June 30, 2017
Guaranteed amount to privately-placed bonds	¥1,974,118	¥1,947,362

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2016 and 2017 included the following:

Three months ended June 30, 2016	Millions of yen	Three months ended June 30, 2017	Millions of yen
Equity in gains of affiliates	¥ 6,838	Gains on sales of stocks	¥ 30,855

*2	Other expenses

“Other expenses” for the three months ended June 30, 2016 and 2017 included the following:

Three months ended June 30, 2016	Millions of yen	Three months ended June 30, 2017	Millions of yen
Write-off of loans	¥ 13,135	Write-off of loans	¥ 18,409

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2016 and 2017 included the following:

Three months ended June 30, 2016	Millions of yen	Three months ended June 30, 2017	Millions of yen
Reversal of reserve for eventual future operating losses from financial instruments transactions	¥ 82	Gains on disposal of fixed assets	¥ 408

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2016 and 2017 included the following:

Three months ended June 30, 2016	Millions of yen	Three months ended June 30, 2017	Millions of yen
Losses on impairment of fixed assets	¥ 605	Losses on impairment of fixed assets	¥ 453
Losses on disposal of fixed assets	324	Losses on disposal of fixed assets	357

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the three months ended June 30, 2017. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2016 and 2017 are as follows:

	Millions of yen
Three months ended June 30	2016	2017
Depreciation	¥65,526	¥69,261
Amortization of goodwill	6,769	6,309

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2016

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥105,753	¥75	March 31, 2016	June 29, 2016	Retained earnings

Dividends paid in the three months ended June 30, 2017

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥105,752	¥75	March 31, 2017	June 30, 2017	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Changes of reportable segment and other

SMFG Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and SMFG’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

SMFG Group introduced group-wide business units from April 1, 2017 which determine strategies for each customer segment across the Group companies, to further enhance the capability to meet the customers’ diversified needs. Therefore, the reportable segment was changed from “Commercial banking,” “Leasing,” “Securities,” “Consumer Finance” and “Other business” to “Wholesale Business Unit,” “Retail Business Unit,” “International Business Unit,” “Global Markets Business Unit” and “Head office account” since the period for the three months ended June 30, 2017.

The businesses in charge of each business unit are the followings.

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise
Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise
International Business Unit:	Business to deal with international (including Japanese) corporate customers
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

For transactions by several business units’ cooperation, profit and loss, and expense are calculated on the cooperated business unit, which is calculated in accordance with internal managerial accounting policy.

Information on profit and loss amount by reportable segment is provided based on changes above for the three months ended June 30, 2016.

2. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2016	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and other	Total
Consolidated gross profit	¥168,997	¥306,385	¥140,887	¥133,955	¥(34,444)	¥715,779
Expenses	(80,939)	(257,729)	(59,814)	(13,083)	(31,631)	(443,197)
Others	8,484	1,628	8,948	1,470	(13,691)	6,838

Consolidated net business profit	¥96,541	¥50,284	¥90,020	¥122,342	¥(79,767)	¥279,420

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and other” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Three months ended June 30, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and other	Total
Consolidated gross profit	¥166,694	¥313,778	¥147,170	¥122,617	¥(12,810)	¥737,448
Expenses	(85,524)	(255,833)	(71,182)	(13,149)	(28,225)	(453,913)
Others	9,605	1,461	19,859	4,337	(15,639)	19,623

Consolidated net business profit	¥90,775	¥59,405	¥95,847	¥113,805	¥(56,675)	¥303,158

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and other” includes profit or loss to be eliminated as inter-segment transactions.

3.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2016	Millions of yen
Consolidated net business profit	¥279,420
Other ordinary income (excluding equity in gains of affiliates)	27,750
Other ordinary expenses	(33,196)

Ordinary profit on quarterly consolidated statements of income	¥273,973

Note:	Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2017	Millions of yen
Consolidated net business profit	¥303,158
Other ordinary income (excluding equity in gains of affiliates)	41,518
Other ordinary expenses	(28,491)

Ordinary profit on quarterly consolidated statements of income	¥316,185

Note:	Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There is no significant financial instrument to be disclosed.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1. Bonds classified as held-to-maturity

March 31, 2017	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥1,160,754	¥1,167,616	¥6,861
Japanese local government bonds	7,463	7,474	11
Japanese corporate bonds	5,205	5,227	22
Other	—	—	—

Total	¥1,173,423	¥1,180,318	¥6,895

Note: The fair values are, in principle, based on their market prices and other at the end of the fiscal year.

June 30, 2017	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥950,687	¥954,969	¥4,281
Japanese local government bonds	7,354	7,356	1
Japanese corporate bonds	5,206	5,225	19
Other	—	—	—

Total	¥963,248	¥967,550	¥4,302

Note: The fair values are, in principle, based on their market prices and other at the end of the period.

2. Other securities

	Millions of yen
March 31, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,688,990	¥3,610,862	¥1,921,872
Bonds	10,121,020	10,181,396	60,375
Japanese government bonds	7,269,475	7,293,933	24,457
Japanese local government bonds	83,252	82,779	(472)
Japanese corporate bonds	2,768,293	2,804,683	36,390
Other	9,174,618	9,381,078	206,460

Total	¥20,984,630	¥23,173,338	¥2,188,708

Notes:	1.	Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.
	2.	There is no amount recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2017	Millions of yen
Stocks	¥146,906
Other	296,578

Total	¥443,485

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

4.	In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
June 30, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,663,859	¥3,677,768	¥2,013,909
Bonds	12,293,737	12,334,186	40,449
Japanese government bonds	9,510,356	9,517,146	6,789
Japanese local government bonds	93,908	93,264	(643)
Japanese corporate bonds	2,689,472	2,723,775	34,303
Other	8,441,071	8,658,670	217,598

Total	¥22,398,668	¥24,670,625	¥2,271,957

Notes:	1.	Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.
	2.	There is no amount recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

June 30, 2017	Millions of yen
Stocks	¥147,045
Other	290,373

Total	¥437,419

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

4.	In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2017 and for the three months ended June 30, 2017 were ¥8,592 million and ¥698 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1. Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2017

There are no corresponding transactions.

Three months ended June 30, 2017

There are no corresponding transactions.

2. Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥3,439	¥3,439	—
Note: Consolidated balance sheet amount is measured at fair value based on its market price and other at the end of the fiscal year.

	Millions of yen
June 30, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥3,031	¥3,031	—
Note: Quarterly consolidated balance sheet amount is measured at fair value based on its market price and other at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
	Contract amount	Fair Value	Valuation gains (losses)
March 31, 2017
Listed
Interest rate futures	¥74,678,519	¥2,401	¥2,401
Interest rate options	34,699,126	6,263	6,263
Over-the-counter
Forward rate agreements	22,734,937	(65)	(65)
Interest rate swaps	394,190,398	118,372	118,372
Interest rate swaptions	9,486,723	(5,455)	(5,455)
Caps	43,539,648	(25,150)	(25,150)
Floors	1,590,725	980	980
Other	8,356,524	15,083	15,083

Total	/	¥112,429	¥112,429

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair Value	Valuation gains (losses)
June 30, 2017
Listed
Interest rate futures	¥87,172,716	¥2,111	¥2,111
Interest rate options	37,119,538	3,218	3,218
Over-the-counter
Forward rate agreements	28,080,089	(33)	(33)
Interest rate swaps	408,714,637	117,586	117,586
Interest rate swaptions	9,800,488	(2,927)	(2,927)
Caps	43,118,332	(21,729)	(21,729)
Floors	1,728,076	305	305
Other	8,373,425	11,055	11,055

Total	/	¥109,587	¥109,587

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2017
Listed
Currency futures	¥2,261	¥(18)	¥(18)
Over-the-counter
Currency swaps	36,267,949	246,213	32,616
Currency swaptions	1,463,309	265	265
Forward foreign exchange	74,917,450	(77,907)	(77,907)
Currency options	4,767,306	(8,066)	(8,066)

Total	/	¥160,485	¥(53,110)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
June 30, 2017
Listed
Currency futures	¥2,223	¥22	¥22
Over-the-counter
Currency swaps	37,423,728	128,709	66,897
Currency swaptions	1,317,041	261	261
Forward foreign exchange	72,237,986	(55,700)	(55,700)
Currency options	5,532,986	(9,663)	(9,663)

Total	/	¥63,630	¥1,818

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2017
Listed
Equity price index futures	¥1,072,235	¥10,541	¥10,541
Equity price index options	1,012,227	(19,782)	(19,782)
Over-the-counter
Equity options	530,640	750	750
Equity index forward contracts	15,677	156	156
Equity index swaps	306,578	6,789	6,789

Total	/	¥(1,544)	¥(1,544)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
June 30, 2017
Listed
Equity price index futures	¥1,025,656	¥3,817	¥3,817
Equity price index options	1,719,154	(19,155)	(19,155)
Over-the-counter
Equity options	575,198	237	237
Equity index forward contracts	7,460	764	764
Equity index swaps	323,864	4,577	4,577

Total	/	¥(9,757)	¥(9,757)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,867,594	¥1,298	¥1,298
Bond futures options	312,695	(99)	(99)
Over-the-counter
Bond forward contract	2,051	25	25
Bond options	533,342	433	433

Total	/	¥1,657	¥1,657

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥6,275,208	¥(1,206)	¥(1,206)
Bond futures options	687,560	153	153
Over-the-counter
Bond forward contract	200	4	4
Bond options	376,869	683	683

Total	/	¥(364)	¥(364)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥28,567	¥(24)	¥(24)
Over-the-counter
Commodity swaps	116,525	1,599	1,599
Commodity options	27,879	(655)	(655)

Total	/	¥920	¥920

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥147,592	¥(188)	¥(188)
Over-the-counter
Commodity swaps	85,868	1,563	1,563
Commodity options	26,711	(638)	(638)

Total	/	¥736	¥736

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,288,348	¥(1,509)	¥(1,509)

Total	/	¥(1,509)	¥(1,509)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2017	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,244,444	¥(1,297)	¥(1,297)

Total	/	¥(1,297)	¥(1,297)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

<Business Combination through acquisition>

American Railcar Leasing LLC became a consolidated subsidiary of SMBC Rail Services LLC

On June 1, 2017, SMBC Rail Services LLC (“SMBC Rail”), a consolidated subsidiary of SMFG, acquired all shares of American Railcar Leasing LLC (“ARL”) under the contract agreed with an affiliate of Icahn Enterprises L.P. in the United States on December 16, 2016. As a result, ARL and its 19 leasing subsidiaries became consolidated subsidiaries of SMFG.

Seven out of the acquired consolidated subsidiaries were liquidated on the acquisition date. The outline of the business combination through acquisition is as described below.

1. Outline of the business combination

(1) Name of the acquired company and its business

American Railcar Leasing LLC (Railcar leasing business)

(2) Main reasons for the business combination

The U.S. Railcar leasing business is expected to continue to steadily grow and achieve higher profitability along with the U.S. economy with stable demand for rail freight transportation as a major mode of a domestic logistic infrastructure.

(3) Date of the business combination

June 1, 2017

(4) Legal form of the business combination

Acquisition of shares

(5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6) Share of voting rights SMFG acquired

100%

(7) Grounds for deciding on the acquirer

SMBC Rail paid cash to ARL as the consideration of the acquisition.

2. Period of the acquired company’s financial result included in the quarterly consolidated financial statements of income of SMFG

   Although the date of acquisition was June 1, 2017, financial result of the acquired company is not included in the quarterly consolidated statements of income for the three months ended June 30, 2017, because the difference between the SMFG’s consolidated closing date and the acquired company’s closing date is three months or less.

3. Acquisition cost and consideration of the acquired business

Consideration	Cash	¥170,506 million
Acquisition cost		¥170,506 million

4. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

   No goodwill and negative goodwill were recognized.

(Per share data)

   Earnings per share, earnings per share (diluted) and each calculation method are as follows:

	Millions of yen, except per share data and number of shares
Three months ended June 30	2016	2017
(i) Earnings per share	¥134.79	¥171.28
[The calculation method]
Profit attributable to owners of parent	184,285	241,521
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	184,285	241,521
Average number of common stock during the period (in thousands)	1,367,222	1,410,112
(ii) Earnings per share (diluted)	¥134.65	¥171.14
[The calculation method]
Adjustment for profit attributable to owners of parent	(58)	(0)
Adjustment of dilutive shares issued by consolidated subsidiaries	(58)	(0)
Increase in the number of common stock (in thousands)	983	1,122
Stock acquisition rights (in thousands)	983	1,122

(Significant Subsequent Events)

   There is no significant subsequent event to be disclosed.

(Others)

   Not applicable.